Opinion of Counsel






October 27, 1998



IDS Life Managed Fund, Inc.
IDS Tower 10
Minneapolis, MN 55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of IDS Life Managed Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,


/s/ Leslie L. Ogg
    Leslie L. Ogg
    Attorney at Law
    901 S. Marquette Ave., Suite 2810
    Minneapolis, Minnesota 55402-3268